David B. Feirstein To Call Writer Directly: (212) 446-4861 david.feirstein@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 26, 2016

VIA EDGAR FILING

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention: Larry Spirgel

AD Office 11 – Telecommunications

Re:	Nexstar Broadcasting Group, Inc.
Registration Statement on Form S-4
Filed March 22, 2016
File No. 333-210333

Dear Mr. Spirgel:

On behalf of Nexstar Broadcasting Group, Inc. (“Nexstar”), we are writing to respond to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 18, 2016 (the “Comment Letter”), relating to the Registration Statement on Form S-4 (File No. 333-210333) filed by Nexstar on March 22, 2016 (the “Registration Statement”).

Concurrently with this letter, Nexstar is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), reflecting revisions in response to the Staff’s comments. Amendment No. 1 includes other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of Amendment No. 1 marked against the March 22, 2016 filings to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 1.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information below are based upon information provided by Nexstar.

Beijing     Chicago     Hong Kong     Houston     London     Los Angeles     Munich     Palo Alto     San Francisco     Shanghai     Washington, D.C.

April 26, 2016

1.	When discussing what the CVRs are intended to represent, you indicate that the value of the CVRs will be reduced by the “indirect benefit such holders will receive as shareholders of the combined company from Nexstar’s and Media General’s net FCC auction proceeds.” Please explain this “indirect benefit” in Plain English. Clarify whether the purchase price reflects the value of the Media General spectrum put up for auction. If so, further explain whether the inclusion of Nexstar’s net FCC auction proceeds further reduces the purchase price.

Response:

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 2, 3, 18, 25, 40, 41, 69, 154 and 175.

2.	We note your disclosure on page 187. Pursuant to 11-02(8) of Regulation S-X, revise your pro forma information to give effect to the range of possible results from Nexstar and Media General participating in the FCC spectrum auction. In this regard, the pro forma balance sheet should reflect a liability for the amount to be paid to the holders of the CVRs. In addition, it appears the pro forma income statement should give effect to the divesture of stations in connection with the sale of the spectrum.

Response:

In response to the Staff’s comment, Amendment No. 1 has been revised on page 187 to reflect with respect to the combined balance sheet potential liabilities reflecting possible values for the CVRs ranging from $0 to $500 million. On March 12, 2015, Media General publicly disclosed an illustrative $500 million net value for the aggregate Media General proceeds from the FCC auction, which was based on (i) Media General’s estimate of the maximum amount of gross after-tax proceeds from the FCC auction, which equates to $4.29 per share, or approximately $550 million in the aggregate after taxes less (ii) an estimate of transaction expenses and other deductions taken into account in the CVR formula. As Media General publicly disclosed on March 12, 2015, this estimate of after-tax proceeds assumed minimal impact on Media General’s existing cash flow generation. In light of the absence of facts supporting a position that the spectrum divestitures would have a material impact on the Media General income statement, the pro forma income statement does not reflect the divesture of spectrum in the auction.

3.	We note that Media General calculates the value of each CVR between $0-$4 per share of Media General stock, which computes to an aggregate dollar range from $0 to more than $500 million. In a separate note, please disclose the range of total proceeds on which these calculations were premised. Additionally, as applicable, please explain the calculable differences, if any, in the amounts and the pro effects of the CVR distribution before and after the merger.

April 26, 2016

Response:

In response to the Staff’s comment, Amendment No. 1 has been revised on page 187.

***

Prior to or contemporaneous with a request to accelerate the effective date of the pending Registration Statement, Nexstar will provide a written statement acknowledging that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Nexstar from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Nexstar may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call me at (212) 446-4861 should you wish to discuss the matters addressed above or other issues relating to Amendment No. 1. Thank you for your attention to this matter.

Very truly yours,

/s/ David B. Feirstein

cc:

Thomas E. Carter

Nexstar Broadcasting Group, Inc.

Andrew C. Carington

Media General, Inc.

Philip Richter

Fried, Frank, Harris, Shriver &

Jacobson LLP

Michael Aiello

Weil, Gotshal & Manges LLP